Exhibit 1.01

Tower International, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Tower International, Inc. (referred to in this Report as the “Company,” “Tower,” “we,” “us,” or “our”) for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to specified minerals in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products. The specified minerals (collectively referred to in this Report as the “Conflict Minerals”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below. These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody.

1.	Company Overview

1.1	Description of the Products Covered by this Report

This Report has been prepared by the management of Tower. The content of this Report includes the activities of all majority-owned subsidiaries that are required to be consolidated in our financial statements. It does not include the activities of subsidiaries that are not required to be consolidated in our financial statements.

The products that we manufacture that are covered by this Report include body-structure stampings, frame and other chassis structures, and complex welded assemblies for small and large cars, crossovers, pickups, and sport utility vehicles (“SUVs”). Our products are manufactured at 27 facilities, strategically located near our customers in North America, Europe, Brazil and China.

On December 6, 2015, the Company completed the sale of our equity interest in our Xiangtan DIT Automotive Products Co., Ltd. (“Xiangtan”) joint venture. On December 31, 2015 the Company completed the sale of our equity interest in our Changchun Tower Golden Ring Automotive Products Co., Ltd. (“TGR”) joint venture. On December 21, 2015, the Company sold one of its two operations in Brazil (“Minas”). The Xiangtan, TGR and Minas divestitures are hereinafter collectively referred to as the “Divested Operations”.

We produce a broad range of structural components and assemblies, many of which are critical to the structural integrity of a vehicle. Our primary products are:

Body structures and assemblies

Body structures and assemblies form the basic upper body structure of the vehicle and include structural metal components such as body pillars, roof rails, and side sills. This category also includes Class A surfaces and assemblies, which are components of the “exterior skin” of the vehicle -- body sides, hoods, doors, fenders, and pickup truck boxes.

Chassis, lower vehicle structures, and suspension components

Lower vehicle frames and structures include chassis structures that make up the “skeleton” of a vehicle. These products include pickup truck and SUV full frames, automotive engine and rear suspension cradles, floor pan components, and cross members that form the basic lower body structure of the vehicle.

Complex body-in-white assemblies

Complex body-in-white assemblies are comprised of multiple components and sub-assemblies welded to form major portions of a vehicle’s body structure. We refer to body-in-white as the manufacturing stage in which the vehicle body sheet metal has been assembled, but before the components and trim have been added. Examples of complex assemblies include front and rear floor pan assemblies and door/pillar assemblies.

The primary material used in the production of our products is steel which is procured through various steel mills globally.

1.2	Supply Chain

The primary raw material used to produce the majority of our products is steel. We purchase hot- and cold-rolled, galvanized, organically coated, stainless, and aluminized steel from a variety of suppliers. We purchase a portion of our steel from certain of our customers through various original equipment manufacturer resale programs. The remainder of our steel purchasing requirements is met through contracts with steel producers and market purchases. In addition, we procure small- and medium-sized stampings, fasteners, tubing, and rubber products from customer directed and/or Company selected suppliers.

We rely on our direct suppliers to provide information as to whether Conflict Minerals are contained in components and materials supplied to us, including sources of Conflict Minerals that may be supplied to our direct suppliers from lower tier suppliers as further discussed in Section 2 of this Report. Contracts with our direct suppliers are frequently in effect for three to five years or more and do not allow us to unilaterally impose new contract terms and flow-down requirements. However, our standard terms and conditions require that our direct suppliers comply with all applicable laws, rules, regulations, orders, conventions, or standards enacted by the United States of America that regulate the manufacture, labeling, transportation, licensing, approval or certification of our products.

We conducted a survey of substantially all of our suppliers. In designing our due diligence approach, and in utilizing STTAS (defined below in Section 2.1) we believe our approach is consistent with how many of our peer companies are approaching the Rule.

In accordance with the requirements of Form SD, this Report includes:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody

•	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals

•	the facilities used to process the Conflict Minerals

•	the country of origin of the Conflict Minerals to the extent available

•	the efforts to determine the mine or location of origin.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives described in Section 2 of this Report. This Report is available on our website at www.towerinternational.com.

1.3	Conflict Minerals Policy

On October 1, 2013 we adopted our conflict minerals policy statement, which, as amended, is set forth below (the “CM” Policy”):

“Conflict Minerals” refers to certain minerals and their derivatives mined in the eastern province of the Democratic Republic of the Congo (“DRC”) and in the adjoining countries (“DRC Region”) where revenues generated by their sale may be directly or indirectly financing armed groups engaged in civil war resulting in serious social and environmental abuses. In July 2010, the United States passed the Dodd –Frank Financial Reform Bill. Section 1502 of this bill requires all U.S. stock listed companies and their suppliers to disclose the chain of custody usage of Conflict Minerals (Tin, Tantalum, Tungsten, and Gold).

Tower supports this legislation and supports efforts to eliminate the use of Conflict Minerals.

Tower does not procure Conflict Minerals directly from suppliers. As such, Tower has implemented procedures to ensure that specified metals are only being sourced from mines and smelters outside the “DRC Region” or mines or smelters which have been certified by an independent third party as “conflict free” if sourced within the “DRC Region.” Specifically:

•	Suppliers must pass this requirement through their own supply chain and determine the source of specified minerals.
•	Tower expects all of its suppliers to provide Conflict Minerals declarations using the EICC/GeSI Conflict Minerals Reporting Template.

Tower will continue to regularly perform due diligence and survey its suppliers to verify compliance with this policy.

Our CM Policy is publicly available on our website, www.towerinternational.com, by following links to “Suppliers”, “Current Suppliers”, “Conflict Minerals Policy Statement” or upon written request to the Company.

For additional information about our commitment to responsible sourcing and other human rights, see our Code of Business Conduct and Ethics, which is available on our website, www.towerinternational.com, by following links to “Investor Relations,“ “Corporate Governance,” “Governance Documents” and “Code of Business Conduct” or upon written request to the Company.

2.	Due Diligence Process

2.1	Design of Due Diligence

We annually conduct a good faith reasonable country of origin inquiry regarding Conflict Minerals. In 2014 we engaged Sandler & Travis Trade Advisory Services, Inc. (“STTAS”) to, among other things, solicit our suppliers for Conflict Mineral content in the products and components they supply to us; track solicitation efforts; review supplier responses and contact suppliers to obtain corrections or additional information, as may be required; maintain Conflict Mineral responses from our supply base; bring unresponsive suppliers to our attention; and provide us with key performance indicators. Our due diligence measures are designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

2.2	Management Systems

As described above, we have adopted the CM Policy, which is posted on our website at www.towerinternational.com by following links to “Suppliers,” “Current Suppliers,” “Conflict Minerals Policy Statement” or upon written request to the Company.

Internal Team

We have established a management system for Conflict Minerals. Our management system is chaired by the Senior Vice President Global Purchasing as well as executive-level representatives and a team of subject matter experts from relevant functions such as purchasing, sales, engineering, finance, and legal. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by a Vice President of Purchasing who acts as the executive Conflict Minerals program manager. Through our engagement of STTAS, we utilize iPoint’s Conflict Minerals Platform (“iPCMP”), which utilizes the Conflict Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template, to collect, manage, aggregate, and report Conflict Minerals information, which we believe is an industry standard practice. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals. As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners. We utilize iPCMP, as referenced above, and iPCMP relies upon the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (“EICC-GeSI”), which is an industry-wide initiative to disclose upstream sources in the supply chain. We also participate in the Conflict Minerals Industry Briefings sponsored by the Automotive Industry Action Group (“AIAG”).

Controls include, but are not limited to, our Code of Business Conduct and Ethics which outlines expected behaviors for all of our employees. Also, regardless of whether suppliers are directly subject to the Rule, our purchase orders incorporate our CM Policy by reference thereto.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education for our suppliers that are not required to be compliant with the Rule and encouraged our supply base to utilize iPCMP, which is made available to them on a cost-free basis. As referenced above, purchase orders issued to our suppliers incorporate our CM Policy by reference, whether or not such suppliers are directly subject to the Rule.

Grievance Mechanism

We have multiple longstanding grievance mechanisms that provide employees, suppliers, and other interested parties an opportunity to report violations of our policies.

Employees may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters concerning the Company, without fear of dismissal or retaliation of any kind. Reports may be made confidentially and/or anonymously through the Company’s Whistleblower Hotline, 888-475-9498.

Any employee or other interested party who desires to communicate with individual directors, a committee of the Board of Directors, the Board of Directors as a group, the directors who are not also executive officers as a group or the independent directors as a group, may do so by writing to the Board of Directors, c/o the Secretary of the Company, 17672 Laurel Park Drive North, Suite 400E, Livonia, Michigan 48152, or sending an e-mail to Corporate_Secretary@towerinternational.com. In either instance, the Secretary will forward such communications to the appropriate party. Such communications may be done confidentially.

All communications will be received and processed by the Secretary of the Company. Unless indicated otherwise, communications about accounting, internal control and audits will be referred directly to the Audit Committee.

All communications required by law or regulation to be relayed to the Board of Directors will be relayed immediately after receipt. Any communications received by management from stockholders or other interested parties which have not also been sent directly to the Board of Directors will be processed as follows: (1) if the party specifically requests that the communication be sent to the Board, the communication will then be promptly relayed to the Board of Directors; and (2) if the party does not request that the communication be sent to the Board of Directors, then management will promptly relay to the Board all communications that management, using its judgment, determines should be relayed to the Board.

Maintain Records

We generally have a policy to retain all relevant documentation for a defined period of time and iPCMP facilitates document retention in the context of our supply chain due diligence as well.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose components may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers, many of which are also subject to the Rule.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we have an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have included our CM Policy on our website and literature is available to them through STTAS concerning the process for responding to our requests for information. In addition, we provide internal training and we attend seminars hosted by iPoint and AIAG. These practices help us to ensure that our employees are knowledgeable of the Rule and have the ability to inform our suppliers of the Rule. As earlier referenced, all purchase orders incorporate our CM Policy by reference thereto.

As described in our CM Policy, we would engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD guidance. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Results

Requested Information

Through our engagement of STTAS, we conducted a survey of substantially all of our direct suppliers utilizing iPCMP and the CFSI Conflict Minerals Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide materials within a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of Conflict Minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. We understand that the CMRT is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

We received responses from substantially all of the suppliers surveyed. Suppliers to the Divested Operations were also included in the survey based on having potentially supplied components and/or materials to the Company during the Reporting Period. The responses were reviewed by STTAS to validate the integrity of the data utilizing standardized AIAG guidelines. Responses that did not pass the review were rejected and returned to the supply base with an indication of which responses failed and required additional and/or revised information and the suppliers were required to remediate those responses accordingly. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

The large majority of the responses received provided data at a company or divisional level.

Efforts to Determine Mine or Location of Origin

Through our participation in CFSI, the OECD implementation programs, and requests to our suppliers to complete the CMRT, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Minerals that may be used in our products.